Exhibit 99.37

September 9, 2014

Mr. David E. I. Pyott,

Mr. Michael R. Gallagher

Mr. Russell T. Ray

Dr. Trevor Mervyn Jones

Mr. Louis J. Lavigne

Dr. Deborah Dunsire

Dr. Peter J. McDonnell

Mr. Timothy D. Proctor

Mr. Henri A. Termeer

To the Board of Directors of Allergan:

It has been nearly five months since Valeant proposed to merge with Allergan. During this period, Allergan has distinguished itself in running the most shareholder-unfriendly, hostile defense process perhaps in the history of corporate America. In doing so, Allergan has wasted corporate resources, poisoned its relationship with its shareholders, and destroyed shareholder value.

Just this past week, we delivered consents from a third of Allergan shareholders to call a special meeting. This one-third participation vastly understates shareholder sentiment on this issue. I note that six of the top 10 shareholders participated in the consent process, which is remarkable in light of the extraordinarily burdensome, inappropriate, and unprecedented requirements to call a meeting, particularly for these large institutions for which your bylaws create even more cumbersome disclosure requirements.

Since the bid was announced in April, 75% of Allergan’s shareholders have sold all or a portion of their investment including the Company’s largest shareholder, which has sold its entire position. These shareholders are sending the board a message. They would not have sold if they believed that Allergan stock was worth more than current values. Just prior to the bid, David Pyott sold $31 million of stock and other senior executives sold $57 million of stock in the low $120s per share, voting with their wallets on the Company’s value.

Allergan Board of Directors

September 8, 2014

Allergan has repeatedly, unfairly, and inaccurately attacked Valeant’s business and accounting practices. Valeant has responded to each of these attacks with direct factual responses specifically rebutting each of the expressed assertions. When enough was enough, we and Valeant filed formal complaints with U.S. and Canadian regulators. We thought then that perhaps the manipulative and misleading attacks would end.

Just last week, however, you again attacked Valeant’s business – making many of the same false and misleading accusations you had before, but this time in a filing with a federal court in California, and with a contemporaneous press release encouraging shareholders to review the filing. It appears that you did so as a public relations tactic knowing full well you could libel Valeant in your legal papers because California law protects a litigant from libel for any statements made in a court filing. I have attached a copy of Valeant’s latest response to your inappropriate attacks and a link here:

http://www.valeant.com/Portals/25/PDF/09082014%20AGN%20rebuttal.pdf

I encourage you to read Valeant’s responses carefully so that you understand the facts. These false and misleading attacks serve only to further discredit management and the board.

You have sued Pershing Square, Valeant, and me personally, and publicly accused us of violating the law and of “misconduct” with no basis in fact for this litigation. You did so after your own counsel (prior to it being hired by Allergan) had sent a memo to its clients explaining that neither we nor Valeant had violated any laws in purchasing shares or in connection with the tender offer rules. It is clear from the timing of the lawsuit – literally days before you knew that we were about to deliver consents from your largest shareholders to call a special meeting – that this was yet another attempt to frustrate the Company’s shareholders’ opportunity to express their views on the board, the bylaws, and the Valeant transaction.

To make matters worse, Mr. Pyott has repeatedly threatened and, according to press reports, has actually attempted to do a ten plus billion dollar deal before the special meeting which will not offer any synergies of any consequence. His motives are clear: to try to stymie a transaction regardless of the cost to shareholders.

You are fiduciaries for a $50 billion asset. Your actions have wasted corporate resources, delayed enormous potential value creation for shareholders, and are professionally and personally embarrassing for you. Based on your actions to date, many shareholders have expressed to us their concern that the board and management would rather destroy the Company than do what is in the best interests of shareholders, and that if the Valeant deal does not go through, Allergan stock will decline significantly. As importantly, your and management’s behavior is destructive to morale at Allergan and will likely lead to a flight of the best talent at the Company while the business remains in limbo.

We note CFO Jeff Edwards recent decision to retire from the Company at age 53 for family reasons, and his replacement by an investor relations executive rather than an experienced public company CFO. The notion that Allergan should execute the largest acquisition in its history led

Allergan Board of Directors

September 8, 2014

by an investor relations executive is a frightening proposition. While we respect an executive’s need to retire from a company for family reasons, Mr. Edwards exit also calls into question the Company’s forward earnings guidance which shareholders expected him to execute on when the Company presented these projections on July 21st.

There have been numerous examples of consensual and unsolicited transactions of scale that have been announced during the pendency of this transaction. In contrast, these other managements and boards have acted prudently and professionally, have maximized value for their shareholders, and have not stooped to attack the acquirers or attempted to stop or delay their shareholders’ opportunity to express their views on a transaction. Instead, they have obtained independent advice – that is, advisors hired to represent the independent directors separately from management – and worked prudently to consider alternative transactions while contemporaneously working to extract as much value for shareholders as they could achieve in the proposed transaction.

A large scale merger between two companies of similar size with substantial synergies is complicated and requires significant and detailed analysis. You have shown a remarkable lack of understanding about Valeant’s business based on the nature of your attacks. Your fiduciary obligations require you to fully inform yourselves about Valeant and this deal. Valeant has offered to engage and share confidential information with the board to address any concerns you may have. You have to date refused to do so.

I had expected that at some point one or more directors would have woken up and smelled the coffee. There is still time for a subset of directors to rescue their reputations by taking over leadership of this process from David Pyott and his handpicked advisors and doing what you are paid $400,000 per year to do on behalf of the Company’s owners. I have been hoping that to date that you had simply been uninformed and misled, and that the calling of a special meeting by many of your largest, most important and long-standing shareholders coupled with the harsh rebuke you have received from both ISS and Glass Lewis would jolt you out of your stupor.

The smell of strong brew is in the air. Now is the time to wake up.

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

Sincerely,

William A. Ackman
Chief Executive Officer